CHITTENDEN CORPORATION
                              TWO BURLINGTON SQUARE
                              BURLINGTON, VT 05401

                                 (802) 658-4000

FOR IMMEDIATE RELEASE                                                   #64/96

December 19, 1996

KIRK W. WALTERS JOINS CHITTENDEN CORPORATION AND
CHITTENDEN BANK AS CHIEF FINANCIAL OFFICER

Burlington, Vermont--Paul A. Perrault, President and Chief Executive Officer of Chittenden Corporation and Chittenden Bank, is pleased to announce that Kirk W. Walters has been approved by the Board of Directors on December 18, 1996, as Executive Vice President, Chief Financial Officer and Treasurer.

     "We're extremely pleased that Kirk has accepted the position of Chief Financial Officer," stated Perrault. "Kirk brings to the position many years of experience in the financial services industry and we feel he will make a strong contribution to the continuing success of Chittenden Corporation."

     Walters has an extensive background of expertise in the banking and financial services industry. Before accepting the position at Chittenden, Walters was with Northeast Federal Corporation of Hartford, Connecticut, where he was Chairman of the Board, President and Chief Executive Officer. He started with Northeast Federal in 1989 as Senior Executive Vice President and Chief Financial Officer.

     Previous to his experience with Northeast Federal Corporation Walters was with California Federal Bank in Los Angeles, a $26 billion financial services company.

     Walters is a graduate of the University of Southern California with a B.S. in Accounting. He is also a Certified Public Accountant.

     Walters was a Bronze Award Winner of the 1995 Financial World's Chief Executive Officer of the Year Competition. He is currently a member of the Financial Executives Institution, and the California Society of Certified Public Accountants.

     Kirk, his wife Loretta, and their two children will be relocating to Vermont in the near future.